SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

HISPANIC EXPRESS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

43358F 10 4

(CUSIP Number of Class of Securities)

______________________

G.M. Cypres & Co., Inc.
5480 East Ferguson Drive
Commerce, CA 90022
(323) 720-8608

With Copies To:

William T. Quicksilver, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 90064
(310) 312-4210

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 23, 2001
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 43358F 10 4	13D	Page 2 of 10
(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
Cypres Investments Holdings, L.P. 13-3559738
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) (b)

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	:	(7)	SOLE VOTING POWER 723,182
	:	(8)	SHARED VOTING POWER 0
	:	(9)	SOLE DISPOSITIVE POWER 723,182
	:	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,182
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 43358F 10 4	13D	Page 3 of 10
(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

G.M. Cypres & Co., Inc. 13-3559737

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	:	(7)	SOLE VOTING POWER 0
	:	(8)	SHARED VOTING POWER 828,500*
	:	(9)	SOLE DISPOSITIVE POWER 0
	:	(10)	SHARED DISPOSITIVE POWER 828,500*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,500*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6%
(14)	TYPE OF REPORTING PERSON CO

* Pursuant to the termination of West Coast Private Equity Partners, L.P. ("WCPEP") as of March 23, 2001, and the distribution of WCPEP’s assets to its partners (the "Distribution"), G.M. Cypres & Co., Inc. is the general partner of (i) Cypres Investments Holdings, L.P., a partner of WCPEP which owns 723,182 shares of Issuer Common Stock as a result of the Distribution and (ii) G.M. Cypres Investments, L.P., a partner of WCPEP which owns 105,318 shares of Issuer Common Stock as a result of the Distribution.

CUSIP No. 43358F 10 4	13D	Page 4 of 10
(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Gary M. Cypres ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) (b)

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	:	(7)	SOLE VOTING POWER 77,500*
	:	(8)	SHARED VOTING POWER 2,338,453*
	:	(9)	SOLE DISPOSITIVE POWER 77,500*
	:	(10)	SHARED DISPOSITIVE POWER 2,338,453*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,415,953*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.7%
(14)	TYPE OF REPORTING PERSON IN

* Pursuant to the termination of West Coast Private Equity Partners, L.P. ("WCPEP") as of March 23, 2001, and the distribution of WCPEP’s assets to its partners (the "Distribution"), Gary M. Cypres as the sole stockholder of G.M. Cypres & Co., Inc., which is the general partner of (i) Cypres Investments Holdings, L.P., a partner of WCPEP which owns 723,182 shares of the Issuer’s common stock as a result of the Distribution and (ii) G.M. Cypres Investments, L.P., a partner of WCPEP which owns 105,318 shares of Issuer Common Stock as a result of the Distribution, controls 828,500 shares of Issuer Common Stock. Mr. Cypres has sole voting power of 77,500 shares of Issuer Common Stock and Mr. Cypres has shared voting power of 12,500 shares of Issuer Common Stock held by Mr. Cypres’ spouse and 12,500 shares of Issuer Common Stock held in trust by Mr. Cypres and his spouse. 1,104,933 shares of Issuer Common Stock is owned by WFC Holdings Corporation and 380,020 shares of Issuer Common Stock is owned by GIC Special Investments PTE LTD, for both of which Mr. Cypres may exercise voting power.

CUSIP No. 43358F 10 4	13D	Page 5 of 10

Item 1.  Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares" or the "Issuer Common Stock"), of Hispanic Express, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5480 East Ferguson Drive, Commerce, CA 90022.

Item 2.  Identity and Background.

(a)-(c)     This Schedule 13D is filed by Cypres Investments Holdings, L.P., a Delaware limited partnership ("CIH"), G.M. Cypres & Co., Inc., a Delaware corporation ("GMCC"), and Gary M. Cypres, a natural person ("Cypres") (collectively, the "Reporting Persons"). The address of the principal business and principal office of CIH and GMCC is 5480 East Ferguson Drive, Commerce, CA 90022. The business address of Cypres is also 5480 East Ferguson Drive, Commerce, CA 90022. CIH is a limited partnership that provided investment in West Coast Private Equity Partners, L.P. ("WCPEP"), which was the majority stockholder of Issuer prior to the dissolution of WCPEP on March 23, 2001. GMCC is the general partner of CIH and G.M. Cypres Investments, L.P. ("GMCI"). Cypres is the sole stockholder of GMCC and may exercise voting power over shares of Issuer Common Stock beneficially owned by WFC Holdings Corporation ("Wells Fargo & Company") and GIC Special Investments PTE LTD ("WCEP").

(d)-(e)     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of GMCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Cypres is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 23, 2001, WCPEP terminated in accordance with the terms of its governing partnership agreement and distributed its assets to each of its partners, including CIH. CIH received its pro rata ownership interest in the Issuer. Thus, CIH obtained sole dispositive and voting power over 723,182 shares of Issuer Common Stock. GMCC is the general partner of CIH and GMCI, another limited partner in WCPEP prior to WCPEP’s dissolution. GMCI received 105,318 shares of Issuer Common Stock in the Distribution. Accordingly, GMCC obtained shared dispositive and voting power over 828,500 shares of Issuer Common Stock following the dissolution of WCPEP through its interest in CIH and GMCI. Cypres owns GMCC and has shared dispositive and voting power over an additional 1,104,933 shares of Issuer Common Stock beneficially owned by Wells Fargo & Company and 380,020 shares of Issuer Common Stock beneficially owned by WCEP.

Item 4.  Purpose of the Transaction.

(a)-(j)     The information set forth in Item 3 is hereby incorporated herein by reference.

CUSIP No. 43358F 10 4	13D	Page 6 of 10

    The Reporting Person does not have any plans or proposals which relate to or would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that Reporting Person has the right to designate a new member of the board of directors of Issuer;

(e)     Any material changes in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)      Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)     The number of shares of Issuer Common Stock beneficially owned by CIH and covered by this report is 723,182, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 23, 2001, approximately 10.1% of Issuer Common Stock. The number of shares of Issuer Common Stock beneficially owned by GMCC and covered by this report is 828,500, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 23, 2001, approximately 11.6% of Issuer Common Stock. Gary M. Cypres, who is President, Director and sole stockholder of GMCC and Chairman of the Board, President and Chief Executive Officer of the Issuer, beneficially owns 2,415,953 shares of Issuer Common Stock, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 23, 2001, approximately 33.7% of Issuer Common Stock.

(c)     Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Persons’ knowledge as of the date hereof (i) no subsidiary or affiliate of the Reporting Persons nor any of executive officers or directors of GMCC beneficially owns any shares of Issuer Common Stock

CUSIP No. 43358F 10 4	13D	Page 7 of 10

and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Persons except that, on February 28, 2001, Cypres received direct beneficial ownership of 77,500 shares of Issuer Common Stock and indirect beneficial ownership of 5,175,000 shares of Issuer Common Stock as result of a pro rata distribution of the of Issuer Common Stock then owned by its predecessor parent company.

(d)     No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock held by the Reporting Persons.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
Exhibit	Description
1	AGREEMENT RE JOINT FILING OF SCHEDULE 13D

CUSIP No. 43358F 10 4	13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that this statement is true, complete and correct.

Dated:   April 3, 2001

CYPRES INVESTMENTS HOLDINGS, L.P.
By:	G.M. Cypres & Co., Inc. its general partner By: /s/ Gary M. Cypres Name: Gary M. Cypres Title: President and Chief Executive Officer
G.M. CYPRES & CO., INC. By: /s/ Gary M. Cypres Name: Gary M. Cypres Title: President /s/ Gary M. Cypres Name: Gary M. Cypres

CUSIP No. 43358F 10 4	13D	Page 9 of 10

EXHIBIT 1

AGREEMENT RE JOINT FILING OF SCHEDULE 13D

Each of the undersigned Reporting Persons hereby agree as follows: (i) Each of them is eligible to use the Schedule 13D and such Schedule 13D is filed on behalf of each of them; (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and (iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13D.

April 3, 2001

CYPRES INVESTMENTS HOLDINGS, L.P.
By:	G.M. Cypres & Co., Inc. its general partner By: /s/ Gary M. Cypres Name: Gary M. Cypres Title: President and Chief Executive Officer
G.M. CYPRES & CO., INC. By: /s/ Gary M. Cypres Name: Gary M. Cypres Title: President /s/ Gary M. Cypres Name: Gary M. Cypres

CUSIP No. 43358F 10 4	13D	Page 10 of 10

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF G.M. CYPRES & CO., INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer who is not a director of G.M. Cypres & Co., Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 5480 East Ferguson Drive, Commerce, CA 90022.

Board of Directors
Name	Position
Gary M. Cypres	Director

Executive Officers Who Are Not Directors
Name	Title and Present Principal Occupation
None